                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 17)*

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Partners, L.P., a Delaware limited partnership
                22-2875193
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     10,672,129
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        10,672,129
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Limited, a Bermuda corporation

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     1,700,084
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        1,700,084
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Institutional Partners, L.P., a Delaware limited partnership
                06-1456821
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     395,815
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        395,815
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Investors, L.L.C., a Delaware limited liability company
                13-4095958
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     1,521,365
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        1,521,365
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Acres Partners, L.P., a Delaware limited partnership
                06-1458694
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     7,526,599
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        7,526,599
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Marion Partners, L.P., a Delaware limited partnership
                06-1527654
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     224,840
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        224,840
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Blue Macaw Partners, L.P., a Delaware limited partnership
                06-1573985
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     488,350
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        488,350
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edward S. Lampert

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     3,102
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        3,102
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                200GA, L.P., a Delaware limited partnership

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     2,215,581
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        2,215,581
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                KP I Partners, L.P., a Delaware limited partnership
                86-1069224
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     441,638
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        441,638
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

----------------------
CUSIP No.  053332-10-2
----------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                KP II Partners, L.P., a Delaware limited partnership
                86-1069227
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

                N/A
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7 SOLE VOTING POWER

                                     342,299
       NUMBER OF         -------------------------------------------------------
        SHARES                8 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      0
         EACH            -------------------------------------------------------
      REPORTING               9 SOLE DISPOSITIVE POWER
        PERSON
         WITH                        342,299
                         -------------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,802
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

                N/A
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.5%(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

----------

(1) Based on 89,483,123 shares of common stock issued and outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended.

           This Amendment No. 17 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw"), Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), and 200GA, L.P., a Delaware limited partnership ("200GA"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA, KP I Partners, L.P., a Delaware limited partnership ("KPI"), and KP II Partners, L.P., a Delaware limited partnership ("KPII"), are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.

ITEM 2.  IDENTITY AND BACKGROUND.

           Item 2 is hereby amended and restated in its entirety as follows:

           (a) The names of the persons filing this Amendment are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward
S. Lampert, 200GA, L.P., KP I Partners, L.P., and KP II Partners, L.P.

           (b) The principal business address of ESL, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA, KPI and KPII is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

           (c) This Amendment is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA, KPI and KPII. The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited and the general partner of each of KPI and KPII. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. The General Partner is the manager of Investors. Investments is the general partner of Acres, Marion, Blue Macaw and 200GA. In the aforementioned capacities, ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, 200GA, KPI and KPII each may be deemed to be the beneficial owner of the Shares beneficially owned by the other members of the group. In the capacities described below, Mr. Lampert may be deemed the indirect beneficial owner of the Shares beneficially owned by the other members of the group.

           The principal business of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, 200GA, KPI and KPII is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited and the general partner of each of KPI and KPII. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and director of Investments and as the managing member of ESLIM and RBSIM.

           (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

           (f) ESL, Institutional, Investors, Acres, Marion, Blue Macaw, 200GA, KPI and KPII are organized in Delaware, Limited is organized in Bermuda, and Mr. Lampert is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is hereby supplemented as follows:

           KPI owns an aggregate of 441,638 Shares, which were contributed by Limited in exchange for limited partnership interests in KPI. KPII owns an aggregate of 342,299 Shares, which were contributed by Limited in exchange for limited partnership interests in KPII.

ITEM 4.  PURPOSE OF TRANSACTION.

           Item 4 is hereby supplemented as follows:

           On June 30, 2003, Limited contributed Shares to each of KPI and KPII (collectively, the "KP Partnerships") in exchange for limited partnership interests in the KP Partnerships. The KP Partnerships are not included as selling stockholders in the registration statement on Form S-3 filed by the Issuer on February 26, 2002. The Filing Persons intend to request that the Issuer add the KP Partnerships as selling stockholders to such registration statement. At June 30, 2003, the Filing Persons owned 25,531,802 Shares, in the aggregate, which represented approximately 28.5% of the Shares outstanding as of June 7, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended in its entirety as follows:

           (a) The Filings Persons may be deemed to beneficially own 25,531,802 Shares (which represents approximately 28.5% of the Shares outstanding as of June 7, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 10, 2003, as amended).

(b)                                    Sole           Shared          Sole           Shared
                                       Voting         Voting       Dispositive    Dispositive
                                       Power          Power          Power           Power
                                     ----------     ----------     -----------    -----------
ESL Partners, L.P.                   10,672,129              0     10,672,129              0
ESL Limited                           1,700,084              0      1,700,084              0
ESL Institutional Partners, L.P.        395,815              0        395,815              0
ESL Investors, L.L.C.                 1,521,365              0      1,521,365              0
Acres Partners, L.P.                  7,526,599              0      7,526,599              0
Marion Partners, L.P.                   224,840              0        224,840              0
Blue Macaw Partners, L.P.               488,350              0        488,350              0
Edward S. Lampert                         3,102              0          3,102              0
200GA, L.P.                           2,215,581              0      2,215,581              0
KP I Partners, L.P.                     441,638              0        441,638              0
KP II Partners, L.P.                    342,299              0        342,299              0

           (c) In the past 60 days, there have been no transactions in the Shares by any of the Filing Persons except as set forth on Schedule A hereto.

           (d)       Not applicable.

           (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 is hereby amended and restated in its entirety as follows:

              Other than as provided herein, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA, KPI, KPII or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Item 7 is hereby amended and restated in its entirety as follows:

              Exhibit 1 Joint Filing Agreement, dated as of June 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward S. Lampert, 200GA, L.P., KP I Partners, L.P. and KP II Partners, L.P.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: July 2, 2003

                           ESL PARTNERS, L.P.

                           By:   RBS Partners, L.P., its general partner
                           By:   ESL Investments, Inc., its general partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            President and Chief Operating
                                            Officer

                           ESL LIMITED

                           By: ESL Investment Management, LLC, its investment manager


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            Member

                           ESL INSTITUTIONAL PARTNERS, L.P.

                           By:   RBS Investment Management, LLC, its general
                                 partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            Member

                           ESL INVESTORS, L.L.C.

                           By:   RBS Partners, L.P., its manager
                           By:   ESL Investments, Inc., its general partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            President and Chief Operating
                                            Officer

                           ACRES PARTNERS, L.P.

                           By:   ESL Investments, Inc., its general partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            President and Chief Operating
                                            Officer

                           MARION PARTNERS, L.P.

                           By:   ESL Investments, Inc., its general partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            President and Chief Operating
                                            Officer

                           BLUE MACAW PARTNERS, L.P.

                           By:   ESL Investments, Inc., its general partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            President and Chief Operating
                                            Officer



                           /s/ Edward S. Lampert
                           ----------------------------------------------------
                           EDWARD S. LAMPERT

                           200GA, L.P.

                           By:   ESL Investments, Inc., its general partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            President and Chief Operating
                                            Officer

                           KP I PARTNERS, L.P.

                           By:   ESL Investment Management, LLC, its general
                                 partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            Member

                           KP II PARTNERS, L.P.

                           By:   ESL Investment Management, LLC, its general
                                 partner


                                 By:        /s/ William C. Crowley
                                            -----------------------------------
                                            William C. Crowley
                                            Member

                                   SCHEDULE A

            TRANSACTIONS IN THE SHARES BY THE FILINGS PERSONS WITHIN
                               THE PAST SIXTY DAYS

On June 30, 2003, Limited contributed an aggregate of 783,937 Shares to KPI and KPII in exchange for limited partnership interests in each of KPI and KPII.

On June 30, 2003, KPI received, as set forth above, 441,638 Shares from Limited in exchange for limited partnership interests in KPI.

On June 30, 2003, KPII received, as set forth above, 342,299 Shares from Limited in exchange for limited partnership interests in KPII.

On June 18, 2003, Mr. Lampert received 41 Shares as director compensation, which Shares had a closing price per share price of $76.45 on such date.

                                INDEX TO EXHIBITS


Exhibit 1 Joint Filing Agreement, dated as of June 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward S. Lampert, 200GA, L.P., KP I Partners, L.P. and KP II Partners, L.P.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

              In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of AutoZone, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of June 30, 2003.

                                   ESL PARTNERS, L.P.

                                   By:   RBS Partners, L.P., its general partner
                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               President and Chief Operating
                                               Officer

                                   ESL LIMITED

                                   By:   ESL Investment Management, LLC, its
                                         investment manager


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               Member

                                   ESL INSTITUTIONAL PARTNERS, L.P.

                                   By:   RBS Investment Management, LLC, its
                                         general partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               Member

                                   ESL INVESTORS, L.L.C.

                                   By:   RBS Partners, L.P., its manager
                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               President and Chief Operating
                                               Officer

                                   ACRES PARTNERS, L.P.

                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               President and Chief Operating
                                               Officer

                                   MARION PARTNERS, L.P.

                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               President and Chief Operating
                                               Officer

                                   BLUE MACAW PARTNERS, L.P.

                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               President and Chief Operating
                                               Officer




                                   /s/ Edward S. Lampert
                                   --------------------------------------------
                                   EDWARD S. LAMPERT

                                   200GA, L.P.

                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               President and Chief Operating
                                               Officer

                                   KP I PARTNERS, L.P.

                                   By:   ESL Investment Management, LLC, its
                                         general partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               Member

                                   KP II PARTNERS, L.P.

                                   By:   ESL Investment Management, LLC, its
                                         general partner


                                         By:   /s/ William C. Crowley
                                               --------------------------------
                                               William C. Crowley
                                               Member